

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

Via E-mail
Robert H. Armstrong
Chief Executive Officer
DC Brands International, Inc.
1685 S. Colorado Blvd. Unit S291
Denver, CO 80222

> **Re: DC Brands International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 5, 2014**
> **File No. 000-54031**

Dear Mr. Armstrong:

We have limited our review of your filing to the issue addressed in our comment below. Please respond to this letter by amending your filing as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your filing or any information you provide in response to this comment, we may have additional comments.

Item 1
Grant Authority to the Board of Directors to Amend the Articles of Incorporation to increase the Authorized Number of Shares of Common Stock, page 4

1. We note that your disclosure states that your board of directors has no immediate plans, understandings, agreements or commitments to issue additional shares of stock for any purpose "not previously disclosed in your public filings." Please revise your disclosure to remove the qualifier "for any purpose not previously disclosed in your public filings" or provide in this information statement a full description of any specific plans, understandings, agreements or commitments, whether written or oral, to issue shares of stock that will be newly available as a result of the increase to the number of authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Leslie Marlow
       Gracin & Marlow LLP
       Mission Bay Office Plaza
       20283 State Road &, Suite 300
       Boca Raton, Florida 33498